UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

250 WEST 57TH ST. ASSOCIATES L.L.C.
(Name of Subject Company (Issuer))

WIEN & MALKIN 250 WEST 57TH ST. ACQUISITION L.L.C.

ANTHONY E. MALKIN

PETER L. MALKIN

WIEN & MALKIN LLC

(Name of Filing Persons (Offeror))

Participation Units in LLC Member Interests
(Title of Class of Securities)

901910109
(CUSIP Number of Class of Securities)

Thomas N. Keltner, Jr.

c/o Wien & Malkin LLC

60 East 42nd St.
New York, NY 10165
(212) 687-8700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
Arnold Jacobs, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation* Amount of Filing Fee**
$ 2,800,000 $ 85.96

* For purposes of calculating the filing fee only. Assumes the purchase of 140 Units at a purchase price equal to $20,000 per Unit in cash.

X Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $85.96

Filing Party: Filing Persons
Form or Registration No.: Schedule TO/A, Registration 005-82668

Date Filed: March 8, 2007

__ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

X third-party tender offer subject to Rule 14d-1.

__ issuer tender offer subject to Rule 13e-4.

__ going private transaction subject to Rule 13e-3.

__ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    X

INTRODUCTION

This Amendment No. 4 and Final Amendment(this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on March 8, 2007 by Wien & Malkin 250 West 57th St. Acquisition L.L.C. (the "Purchaser" or "Wien & Malkin") relating to the third party tender offer (the "Offer") by the Purchaser to purchase up to 140 Participation Units of $5,000 original investment in LLC Member Interests (the "Units") in 250 West 57th St. Associates L.L.C. (the "Company"), the subject company, at a purchase price equal to $20,000 per Unit, less the amount of any distributions declared or made with respect to the Units between March 8, 2007 and April 10, 2007 or such other date to which this Offer may be extended.

Item 4. Terms of the Transaction.

Item 4 is amended and supplemented as follows:

The Offer expired at 12 midnight on April 10, 2007 and the Company has accepted for payment pursuant to the Offer 1.50 Units, which were all of the Units validly tendered and not withdrawn.

Item 12. Exhibits.
EXHIBIT	DESCRIPTION
(a)(1)(A)*	Offer to Purchase dated March 8, 2007
(a)(1)(B)*	Letter of Transmittal
(a)(3)*	Form of Letter to Unit holders dated March 8, 2007
(a)(4)*	Form of Letter to Unit holders dated March 2, 2007
(a)(5)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(6)*	Summary Advertisement, dated March 8, 2007
(e)(1)	Joint Venture Agreement, dated May 25, 1953 (incorporated by reference to Exhibit 3(a) to Associates' Registration Statement on Form S-1 [the "Registration Statement"])
(e)(2)	Associates' Consent and Operating Agreement, dated as of November 30, 2001 (incorporated by reference to Exhibit 3(c) to Associates' Annual Report on Form 10-K for the period ended December 31, 2005)
(e)(3)	Associates' form of Participating Agreement (incorporated by reference to Exhibit 4(a) to the Registration Statement)
(e)(4)	Net Lease between Associates and Fisk Building Associates L.L.C., dated September 30, 1953 (incorporated by reference to Exhibit 10(a) to the Registration Statement)
(e)(5)	Modification of Net Lease, dated June 12, 1961 (incorporated by reference to Exhibit B to Associates' Statement of Registration on Form 8-K for the month of October 1961)
(e)(6)

Second Modification Agreement of Net Lease, dated June 10, 1965 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit 10(c) to Associates' Annual Report on Form 10-K for the year ended September 30, 1981)

(e)(7)

Third Modification of Lease Agreement, dated May 1, 1975 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit (e)(7) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

(e)(8)

Fourth Lease Modification Agreement, dated November 12, 1985 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit 10(g) to Form 10-K to Associates' Annual Report for the year ended September 30, 1985)

(e)(9)

Fifth Lease Modification Agreement, dated as of September 1, 1999 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit (e)(9) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

(e)(10)

Sixth Lease Modification Agreement, dated November 17, 2000 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit (e)(10) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

(e)(11)

Form of Consent of Participants in response to Letter from Peter L. Malkin to Participants in Associates dated March 10, 2004 and the accompanying Statement by the Agents (incorporated by reference to Exhibit (e)(11) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

(e)(12)

Seventh Lease Modification Agreement, dated as of December 28, 2004 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit (e)(12) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

(e)(13)

Eighth Lease Modification Agreement, dated May 25, 2006 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit (e)(13) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

___________
* Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2007 Wien & Malkin 250 West 57th St. Acquisition L.L.C.

By:_/s/ Peter L. Malkin______
Peter L. Malkin, Member

By:_/s/ Anthony E. Malkin

Anthony E. Malkin, Member

Peter L. Malkin

Anthony E. Malkin

Wien & Malkin LLC

By:_________________________________